Confidential Treatment of Appendices I-IV Requested by National Bank of Greece S.A. — File No. 1-14960

National Bank of Greece

Mr. Kevin W. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

October 7, 2009

Dear Mr. Vaughn,

RE: National Bank of Greece S.A.

Form 20-F for the Fiscal Year Ended on December 31, 2008

Filed July 15, 2009

File No. 1-14960

We refer to your comment letter dated September 10, 2009 on the above referenced Annual Report on Form 20-F (the Annual Report) of National Bank of Greece S.A. (the Company).

Set forth below are the Company’s responses to your comments.  For your convenience, the comments are repeated below prior to the response.

Results of Operations for the year ended December 31, 2008 compared with the year ended December 31, 2007 - Allowance for Loan Losses, page 111

1.                   We note that your loan portfolio has increased significantly the past few years and we note your disclosure of deteriorating macro-economic conditions, especially in Greece, Turkey, and Southeastern Europe, and the resulting negative credit effects on your loan portfolio manifested in increased impaired and non-performing loans. We also note that your allowance for loan loss as a percentage of your loan portfolio decreased from 2.8% at December 31, 2007 to 1.7% at December 31, 2008. Please tell us and revise future filings to comprehensively bridge the gap between the significant increases in the balance of your loan portfolio and non-performing and impaired loans with the change in your allowance for loan losses. Please provide an analysis of each component of your allowance for loan losses (specific, coefficient, homogeneous, and foreign) detailing how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio.

Response:

Please note that the 2.8% figure referred to in the Comment 1 above as the allowance for loan loss as a percentage of our loan portfolio at December 31, 2007, represents the corresponding percentage at December 31, 2006.  The relevant percentage for 2007 was 2.0%.

In respect of your query regarding the change in our allowance for loan losses over the period in question, we wish to highlight the following passages from our Annual Report on Form 20-F (our “20-F”):

As discussed on page 111: “During 2008, we posted provisions for loan losses of €425.5 million, an increase of 123.1% from €190.8 million during 2007, due principally to increased provisions made by the Bank and Finansbank taken during the second half of 2008 in light of deteriorating economic conditions”.

Furthermore, as discussed on page 112: “During 2008, the total loan loss allowance increased by 8.8% from €1,133.0 million as at December 31, 2007 to €1,232.6 million as at December 31, 2008.  This increase was due to substantially higher provision for loan losses charged in the second half of 2008 as a result of deteriorating credit quality as a result of economic conditions, which were partially offset by the net reductions in loss allowance from foreign exchange differences relating to our Turkish operations”.

We wish to advise the Staff that the significant increase in 2008 of both the provisions for loan losses posted in the income statement and the loan loss allowance (“LLA”) is consistent with the growth of our loan portfolio and also takes into account both the increase of non-performing loans (“NPLs”) and the credit quality of the total loan portfolio.

The decrease of the ratios of LLA as a percentage of the loan portfolio and LLA as a percentage of NPLs is attributed mainly to an increase in loans to the public sector, in particular the Hellenic Republic, and an increase in the write-off of unsecured NPL exposures.

As shown on pages 77-78 and F-44, loans to the public sector increased by EUR 6.4 billion during 2008 (of which EUR 5.4 billion relates to loans to the Hellenic Republic), from EUR 1.8 billion at December 31, 2007 to EUR 8.2 billion at December 31, 2008.  This increase represents 43% of the total increase in total loans in 2008.  These loans to the public sector have no LLA at December 31, 2007 or at December 31, 2008, which results in a reduction to the ratio of LLA as a percentage of the loan portfolio.  The table below shows that, excluding the loans to the public sector, this ratio decreased by only 0.1 percentage point from 2.1% at December 31, 2007 to 2.0% at December 31, 2008.

Total Loans and Loan loss allowance

Amounts in EUR thousands	2007	2008
Total Loans	55,560,492	70,467,044
Total LLA	1,132,952	1,232,626
LLA / Loans	2.0%	1.7%

Loans to the public sector	1,816,060	8,222,047
Total loans excluding public sector	53,744,432	62,244,997
Total LLA	1,132,952	1,232,626
LLA / Loans excluding public sector	2.1%	2.0%

Furthermore, as discussed on page 112 “The total loan loss allowance as a percentage of non-performing loans was 63.3% as at December 31, 2008 compared with 68.8% as at December 31, 2007, reflecting, the higher portion of mortgage and other collateralized loans in our portfolio for which provisions are made at a lower level than non-collateralized loans”.  In addition, due to the write-off of the unsecured part of corporate and mortgage NPLs during 2008, only the secured part of these NPLs remains on the balance sheet at December 31, 2008, for which there is a comparatively lower allowance.  Therefore, although both NPLs and the provisions for loan losses posted in the income statement increased significantly, the ratio of loan loss allowance as a percentage of NPLs decreased.

Our LLA as at December 31, 2008 is broken down into four components: specific allowances, coefficient analysis, homogeneous analysis and foreign loans.  The amount of each LLA component as at December 31, 2007 and 2008 is presented on page 112 of our 20-F.

Specific allowances, coefficient analysis and homogeneous analysis make up the domestic LLA.  Provisions for domestic loan losses charged in the income statement more than doubled in 2008.  These provisions amounted to EUR 249 million in 2008 compared with EUR 119 million in 2007, which is consistent with the net increase in domestic NPLs and the credit quality of the domestic loan portfolio.  Despite this increase, domestic LLA as a percentage of domestic NPLs slightly decreased from 66.8% to 66.2% due to the write-off of EUR 206 million that was related to the unsecured part of domestic NPLs.  Furthermore, as discussed on page 93: “The decrease in specific allowances reflects the increased write-offs either fully or partially of corporate loans in 2008.  The increase in homogeneous allowances reflects the increase of our retail portfolio non-performing loans.”

The provisions for foreign loan losses include all components of the allowance (specific, coefficient and homogeneous) related to our foreign operations. The amount charged in the income statement in 2008 was EUR 177 million, which is an increase of 147% compared to EUR 71 million in 2007.  Despite this increase, foreign LLA as a percentage of foreign NPLs decreased from 73.5% to 57.9%.  The reason for this decrease was twofold.  First, we wrote off the unsecured part of NPLs in the amount of EUR 117 million.   Second, we adjusted the parameters used in the estimation of foreign loan loss allowance after gathering more experience in those markets following the acquisition of Finansbank in 2006, which allowed us to refine our periodic back-testing.  This improved the calibration of models based on the ongoing development of our databases with reliable historical data that covers longer periods for those foreign operations and reflects the worsening of market conditions in 2008.

In future filings we propose to include the following disclosure regarding the allowance for loan losses as a percent of total loans in the section discussing the results of operations for the year ended December 31, 2008 compared with the year ended December 31, 2007 (page 111): “The loan loss allowance as a percent of our total loan portfolio decreased from 2.0% at December 31, 2007 to 1.7% at December 31, 2008 mainly due to the significant net new loans to the public sector in the amount of EUR 6,406 million (42% of net new total loans), which have no related loan loss allowance”.  An explanation will also be added (as appropriate) in the section discussing the results of operations for the year ended December 31, 2009 compared with year ended December 31, 2008.

Also, we propose to enhance the explanation regarding the total loan loss allowance as a percentage of non-performing loans on page 112, as follows (new text underlined, deleted text strike through):

“Despite the significant increase in the provisions for loan losses charged in the income statement in 2008, the total loan loss allowance as a percentage of non-performing loans was 63.3% as at December 31, 2008 compared with 68.8% as at December 31, 2007.  Provisions for domestic loan losses charged in the income statement more than doubled in 2008 and amounted to EUR 249 million compared to EUR 119 million in 2007, which is consistent with the net increase in domestic NPLs and the credit quality of the domestic loan portfolio.  Despite this increase, domestic LLA as a percentage of domestic NPLs slightly decreased from 66.8% to 66.2% due to~~, reflecting~~ the write-off of EUR 206 million related to unsecured domestic NPLs, which results in proportionally lower provisions because only the secured part of these NPLs remains on the balance sheet.  In foreign markets, the amount charged in the income statement in 2008 was EUR 177 million, which is an increase of 147% compared to EUR 71 million in 2007.  Despite this increase, foreign LLA as a percentage of foreign NPLs decreased from 73.5% to 57.9%.  The reason for this decrease was twofold.  First, we wrote off the unsecured part of NPLs in the amount of EUR 117 million.  Second, we adjusted the parameters used in the estimation of foreign loan loss allowance, after gathering more experience in those markets following the acquisition of Finansbank in 2006, which allowed us to refine our periodic back-testing.  This improved the calibration of models based on the ongoing development of our databases with reliable historical data that covers longer periods for those foreign operations and reflects the worsening of market conditions in 2008~~, the higher portion of mortgage and other collateralized loans in our portfolio for which provisions are made at a lower level than non-collateralized loans~~.”

Consolidated Statements of Cash Flows, page F-10

2.                   You disclose a valuation adjustment of EUR 78,478 for 2008 related to debt securities issued and designated at fair value through profit and loss as a reconciling adjustment in the operating section of your statement of cash flows.

a.                   Please tell us to what debt securities this adjustment relates, tell us how you account for them and in what line item in the balance sheet you present them.

Response:

We advise the Staff that the valuation adjustment relates to the unrealized portion of the changes in fair value during the year of issued Callable Subordinated Fixed Rate Notes of JPY 30 billion, which are presented within the “Long-term debt” line in the balance sheet.  As disclosed in Note 26: Long-term debt, as of January 1, 2008, the Company has irrevocably elected the fair value option for these notes, as allowed by SFAS 159, The Fair Value Option for Financial Assets and Liabilities.  Therefore, they are accounted for at fair value and unrealized gains or losses are reported in earnings.

b.                   If the adjustment relates to the securities discussed in Note 11: Financial Instruments Marked to Market Through Profit and Loss, please reconcile the amount in the statement of cash flows to the effect on earnings disclosed in Note 11 of EUR 25,745 and explain why the amounts are different.

Response:

We advise the Staff that the valuation adjustment does not relate to the securities discussed in Note 11.  The unrealized portion of the change in fair value of these instruments is discussed in the response to 3 below.

3.                   In Note 11, you disclose the effect on earnings from financial instruments marked to market through profit and loss in 2007 was 384,746. Please tell how this non-cash effect on earnings is presented in you statement of cash flows.

Response:

We advise the Staff that the non-cash effect on earnings related to financial instruments marked-to-market through profit and loss is presented in the line “Trading assets and derivative instruments” under “Changes in assets and liabilities” within “Cash flows from Operating Activities”.  In future filings, we propose to expand the line item description to read “Trading assets, derivative instruments and financial assets marked-to-market through the profit and loss” and change the description of Note 11 to “Financial assets market to market through profit and loss”.

4.                   You disclose a gain on debt extinguishment of EUR 361,325 in 2008 as a reconciling adjustment in the operating section of your statement of cash flows. Please tell us where you discuss this transaction and/or disclose the effects of this transaction on your financial results in your document. Please ensure that you appropriately disclose information related to this material transaction in future filings. Also provide us an accounting analysis of the transaction that identifies all of the key facts and circumstances and relevant accounting guidance that you considered in determining the appropriate accounting.

Response:

The transaction relates to the re-purchase by the Company from the open market of part of its debt securities issued.  This re-purchase is accounted for as derecognition of long-term debt under paragraph 16a of SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  On the date of derecognition the difference between the carrying value (which includes amortization of any premium/discount and issue costs up the re-acquisition date) and the acquisition price was recorded as a gain in the income statement.  This gain is reported within “Net trading profit/(loss)”.

In future filings we propose to add a new Note XX “Net trading profit/(loss)” that will analyze the amount in the Income Statement line “Net trading profit/(loss)”.  The analysis will include the amounts of nil for 2007, EUR 361,325 thousand for 2008 and any relevant corresponding amount for 2009 that relates to gain / (loss) recognized from the re-purchase of own debt securities issued during the period.

5.                   For each balance sheet line item with assets and liabilities measured at fair value with changes in fair value recognized in earnings, please provide us a reconciliation of the change in balance for 2007 and 2008 and how this change is presented in your statement of cash flows. Please consider disclosing this information or similar quantified information in future filings to allow investors to easily understand how changes in specific balance sheet line items are presented in the statement of cash flows.

Response:

The tables below present reconciliations of each balance sheet line item with assets and liabilities measured at fair value with changes in fair value recognized in earnings (all amounts in EUR thousands).

Trading assets, financial instruments marked to market through the profit and loss, derivative assets and derivative liabilities

Year ended December 31, 2008:

Amounts in EUR thousands	Trading assets	Financial instruments marked to market through the profit and loss	Derivative assets	Derivative liabilities	Total	Reference	Page
Balance at January 1	6.678.634	5.692.692	334.783	(1.071.806)	11.634.303	B/S, ASSETS	F-4
Transfer from Trading to AFS	(4.554.576)	—	—	—	(4.554.576)	Note 10	F-34
Transfer from Trading to HtM	(29.816)	—	—	—	(29.816)	Note 10	F-34
Subsidiary consolidated for the 1st time in 2008	(234.517)	—	—	—	(234.517)	Note 26	F-58
Other non cash movements	—	—	6.890	—	6.890	Not material
Purchases, sales and changes in fair value, net	196.864	(5.692.692)	1.212.667	(496.009)	(4.779.170)	Cash Flow line item “Trading assets and derivative instruments”	F-10
Balance at December 31	2.291.106	—	1.554.340	(1.567.815)	2.277.631	B/S, ASSETS	F-4

Year ended December 31, 2007:

Amounts in EUR thousands	Trading assets	Financial instruments marked to market through the profit and loss	Derivative assets	Derivative liabilities	Total	Reference	Page
Balance at January 1	7.374.207	5.307.946	325.013	(423.685)	12.583.481	B/S, ASSETS	F-4
Other non cash movements	2.566	—	—	22.598	25.164	Not material
Purchases, sales and changes in fair value, net	(698.139)	384.746	9.770	(670.719)	(974.342)	Cash Flow line item “Trading assets and derivative instruments”	F-10
Balance at December 31	6.678.634	5.692.692	334.783	(1.071.806)	11.634.303	B/S, ASSETS	F-4

In accordance with SFAS 95, Statement of Cash Flows, paragraph 28, we report the net cash flow from operating activities indirectly by adjusting net income to reconcile it to net cash flow from operating activities.  For items classified as operating activities, the changes in fair value are included in the changes in operating assets and liabilities and, therefore, not presented as a separate reconciling item.

Net Loans

Amounts in EUR thousands	2007	2008	Reference	Page
Balance at January 1	42.532.086	54.427.540	B/S, ASSETS	F-4
Allowance for loan losses	(190.755)	(425.537)	Note 15	F-45
Impact of adoption of fair value option on January 1, 2008	—	50.371	Note 36	F-73
Other non cash movements	(56.433)	(18.598)	Not material
Loan origination and principal collections	12.142.642	15.092.342	Cash Flow	F-10
Fair value adjustment	—	108.300	Cash Flow line item “Loan origination and principal collections”	F-10
Balance at December 31	54.427.540	69.234.418	B/S, ASSETS	F-4

Deposits

Amounts in EUR thousands	2007	2008	Reference	Page
Balance at January 1	55.886.085	66.872.882	B/S, LIABILITIES	F-5
Non cash movements	38.462	(5.353)	Not material
Net cash provided by deposits	10.948.335	13.527.155	Cash Flow line item “Deposits”	F-11
Fair value adjustment	—	128.101	Cash Flow line item “Deposits”	F-11
Balance at December 31	66.872.882	80.522.785	B/S, LIABILITIES	F-5

In the process of drafting this response letter we identified that the fair value gain of EUR 108.3 million relating to of loans measured at fair value with changes in fair value recognized in earnings, as allowed by SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, and the fair value loss of EUR 128.1 million relating to deposits measured at fair value with changes in earnings, as allowed by SFAS 155, Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140 were inadvertently omitted from the reconciliation of “net income to net cash provided by/(used in) operating activities”, in accordance with paragraphs 28 and 29 of SFAS 95.  The fair value gain on loans represents 0.7% of the cash flow line item “Loan origination and principal collections” and 0.5% of “Cash flows used in investing activities”.  The fair value loss on deposits represents 0.9% of the cash flow line item “Deposits” and 1.1% of “Cash flows provided by financing activities”.  The net loss to be included in the reconciliation is EUR 20 million, which represents 0.4% of “Cash flows provided by operating activities”.  Although we consider these amounts to be qualitatively and quantitatively immaterial, we hereby confirm to the Staff that in future filings we will include these fair value adjustments in the reconciliation of “net income to net cash provided by/(used in) operating activities”, in accordance with paragraphs 28 and 29 of SFAS 95.

Long-term debt

Amounts in EUR thousands	2007	2008	Reference	Page
Balance at January 1	4.445.565	5.425.319	B/S, LIABILITIES	F-5
Gain on debt extinguishment	—	(361.325)	Cash Flow	F-10
Valuation adjustment on debt securities issued designated at FVTPL	—	(78.478)	Cash Flow, Note 26	F-10, F-61
Subsidiary consolidated for the 1st time in 2008	—	(234.517)	Note 26	F-58
Transfer from other liabilities	—	79.820
Other non cash movements	6.772	—	Not material
Proceeds from issuance of long term debt	2.725.366	1.020.169	Cash Flow	F-11
Principal repayments and retirements of long term debt	(1.752.384)	(1.465.965)	Cash Flow	F-11
Balance at December 31	5.425.319	4.385.023	B/S, LIABILITIES	F-5

Note 13: Available-for sale securities, page F-37

6.                  Based on your disclosure of unrealized losses on page F-40, it appears that as of December 31, 2008, several of your investment categories reflected significant severity in unrealized losses, a significant portion of which were in an unrealized loss position for over 12 months. For instance, your equity securities issued by companies incorporated in Greece with unrealized losses of 12 months or longer had decreased in value to below 40% of cost. Also, your Mutual Fund units had decreased to approximately 81% of cost. You also disclose that you believe these impairments are not other than temporary. Please address the following regarding these disclosures:

a.                  Please provide us with a listing of your equity securities and mutual fund units that are in unrealized loss position detailing the cost and unrealized loss at December 31, 2008, as well as the length of time it has been in an unrealized loss position, for each security.

Response:

We advise the Staff that Appendices I & II include the lists of equity securities and mutual fund units respectively that are in unrealized loss position as at December 31, 2008*.

b.                  For the equity securities that have been in an unrealized loss position for over 12 months, please provide us with your full detailed analysis of these securities’ impairment as of December 31, 2008 that identifies all available positive and negative evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support your conclusion that the impairment was not other than temporary. Specifically discuss the assumptions and estimates included in your analysis and how it provides your basis for determining that the security will recover its costs basis in the “near term”.

* Confidential treatment requested for Appendices I-IV; the redacted material has been separately filed with the SEC.

Response:

We advise the Staff that the equity securities that are in an unrealized loss position for over 12 months are presented in Appendix III*.

The impairment analysis for the securities that are in an unrealized loss position for over 12 months includes the following factors:

•                  The financial condition and near-term prospects of the issuer,

•                  The length of the time and the extent to which the market value has been below cost,

•                  The reasons for the decline in fair value,

•                  Our expectations about the period of time which it will take to recover,

•                  Our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value.

As shown in Appendix III, as at December 31, 2008, the unrealized loss relating to equity securities in an unrealized loss position for more than twelve months was EUR 42.6 million.  Of these losses, EUR 32.8 million relate to equity securities in an unrealized loss position for a period marginally greater than twelve months.

The decline in the fair value of these equity securities was mainly due to the impact of the global financial and liquidity crisis during the second half of 2008.  As at December 31, 2008, we determined that these issuers enjoyed good financial condition and positive near-term prospects, and their share price was expected to recover as the financial markets recover and the economic conditions improve.  This expectation continued to be valid when we filed our Form 20-F in July 2009, as discussed in 6.e. below.

The Company intends to hold these securities until recovery, because they have been acquired with a medium to long term view and are not part of our liquidity management.  This is evidenced by the fact that our position in these securities was gradually built up until 2007, and that during 2008 and 2009 we have not disposed of any of these securities, and in certain cases we have increased our investment.

Furthermore, the Company also has the ability to hold these securities until recovery as evidenced by our strong capital position and our excess liquidity.  In particular, the Company’s Tier I capital adequacy ratio as at December 31, 2008 was 10%.  Furthermore, in July 2009 the Company successfully completed a share capital increase for EUR 1,250 million and reacquired hybrid Tier I securities.  Taking these increases in capital into consideration, as at June 30, 2009, the Company’s Tier I ratio stands at 12.2%, ranking NBG among the top European banks in terms of capital adequacy.

As discussed on page 123: “As at December 31, 2008, our sources of additional available liquidity approximated EUR 12 billion, relating to covered bonds of EUR 1.5 billion, securitized assets of EUR 6 billion and Greek government obligations of EUR 4 billion, which in all cases are eligible assets for

* Confidential treatment requested for Appendices I-IV; the redacted material has been separately filed with the SEC.

repurchase transactions with the ECB, or depending on conditions may be sold on the market.”  In September 2009 the Company issued covered bonds of EUR 1,500 million.

Based on the above, we concluded that as at December 31, 2008 the unrealized loss relating to these securities was not “other than temporary”.

As discussed in Appendix III, in most cases, both the share prices and the target prices set by investment houses have increased during 2009.  As at July 15, 2009 when we filed our Form 20-F and concluded our subsequent events review, the loss of EUR 32.8 million relating to equity securities in an unrealized loss position for a period marginally greater than twelve months has been reduced to EUR 28.8 million and as at September 30, 2009 to EUR 24.2 million. This reduction was partially offset by an increase in the remaining loss of EUR 9.8 million to EUR 12.8 million at July 15, 2009 and as at September 30, 2009 to EUR 11.8 million.

c.                   Tell us and revise your future fillings to clearly disclose how you define “near term” for purposes of your impairment analyses. Refer to Staff Accounting Bulletin Topic 5:M.

Response:

We advise the Staff that “near-term” is referred to in the context of the prospects of an issuer of an equity security held by the Company and is defined as the next twelve months.  In future filings, we propose to add text to the second paragraph of the discussion on page 109 “Critical Accounting Policies, Estimates and Judgments” — “Impairment of available-for-sale financial assets”, as follows (new text underlined): “… The most significant judgments applied by management relate to other than temporary impairments in equity instruments, where it is necessary to evaluate the near-term prospects of the issuer in relation to the severity and duration of the impairment and assess whether recovery is unlikely even after considering management’s intention and ability to hold the investment. In this context “near-term” is defined as the next twelve months. It is reasonably possible that outcomes in the next financial year could be different from the assumptions and estimates used in identifying other than temporary impairment in equity securities. …”.

d.                  You state on page F-40 that “(Y)our investments in equity securities comprise mainly of shares of high quality Greek banks and companies which are profitable and have not shown any signs of financial distress.” Please tell us and revise your future fillings to describe the extent to which your equity securities are not those that are “mainly” high quality. Further, specifically explain how your impairment analysis addressed the fact that just because an investee is high quality, profitable, and has not shown signs of financial distress does not necessarily indicate a likelihood that the entity will be able to recover its value in the “near term”.

Response:

We advise the Staff that of the EUR 195.3 million unrealized losses relating to equity securities, EUR 5.8 million, or 2.9%, relates to shares of companies that are not considered to be of “high quality”.  We further advise the Staff that of this EUR 5.8 million, EUR 4.4 million relates to securities in an unrealized loss position for less than 12 months and EUR 1.4 million relates to two equity securities in an unrealized loss position for over 12 months.

In future filings, we propose to include a discussion in Note 13 “AVAILABLE FOR SALE SECURITIES” as follows (if applicable): “As at December 31, 2009, EUR XXX million or XX% of the EUR YYY million total unrealized losses relating to equity securities, relates to shares of companies that are not considered to be of “high quality”.  Of this EUR XXX million, EUR ZZZ million relate to securities in unrealized loss position for less than 12 months and EUR ZZZ million relate to equity securities in an unrealized loss position for over 12 months.  The unrealized loss on those equity securities in an unrealized loss position for over 12 months is not considered to be “other than temporary” because …”.

We advise the Staff that our impairment analysis incorporates an assessment of the likelihood of recovery of the invested value.  This analysis includes not only the “financial condition and near-term prospects of the issuer”, as described in Staff Accounting Bulletin Topic 5M, but also the length of time and extent to which the market value has been less than cost, the anticipated performance of the stock market prices and the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value (please refer to the response to 6.b. for details on this assessment at December 31, 2008).

e.                   You disclose that most of these investments have been acquired as strategic investments with a medium to long term view. In the detailed listing of securities requested above, please identify which securities were not acquired as a strategic investment for the medium to long term investment horizon. This would appear to be a critical piece of evidence considering the significance of the unrealized loss, the length of time it has been in an unrealized loss position and your assertion that you have the ability and intent to hold these securities for a period of time sufficient to recover all of the unrealized loss. Specifically, tell us how you considered this key factor in your other than temporary impairment assessment.

Response:

We advise the Staff that the investments in the Hellenic Postbank (EUR 66.1 million unrealized losses), AIK Banka in Serbia (EUR 1.1 million unrealized losses) and INFORMER (EUR 0.8 million unrealized losses) are strategic investments.  In particular, the Company holds approximately 6% of Hellenic Postbank’s share capital.  The initial investment took place mainly during 2008 and the Company has not disposed of any shares during 2008 or 2009.  Furthermore, the Company participated in the 1-for-1 share capital increase in June 2009 at a total cost of approximately €35 million.

Nearly all other securities in an unrealized loss position at December 31, 2008 are held with a medium to long term view, because the Company’s policy is to classify securities “bought and held principally for the purpose of resale in the near term […] as trading instruments” as described in Note 3, page F-13.  This is also evidenced by the insignificant amount of realized losses as a result of sales during 2008 and, subsequently, in 2009.  Furthermore, of the EUR 131.1 million unrealized losses that relate to non-strategic investments, EUR 85.6 million relate to investments held by our Insurance subsidiary that manages its investment portfolio with the objective to meet its insurance liabilities, which are medium to long-term.

We consider several factors when assessing our strategic investments as well as securities bought with a medium to long term view for other-than-temporary impairment as described in 6.b. above.

The issuers of these shares had a positive prospect at December 31, 2008 for the near term and the reasons for the significant reductions in fair value observed in 2008 were related to a liquidity and credit crises that sparked a global sell-off of equity instruments.

In addition, at December 31, 2008 we expected that the equity markets would recover to an extent sufficient to recover our unrealized losses.  This expectation continued to be valid when we filed our Form 20-F in July 2009 and formed part of our assessment of subsequent events.  In making this assessment, we considered, among other things, the actions (and perspectives of further actions) taken by the Greek and other foreign governments with the intention to alleviate the liquidity and credit crisis.

Lastly, we considered that given (1) the strength of our balance sheet at December 31, 2008 (refer to 6.b. above), (2) our prospects for 2009 which did not foresee a sale of these investments and (3) the actions being taken by the Greek and other governments to mitigate the effects of the liquidity and credit crisis, our intention to continue to hold these investments for the medium and long term until the recovery of these unrealized losses was supported.

f.                      Please provide us with your impairment analysis for your mutual fund units that are in an unrealized loss position, and revise your future filings to address your consideration of impairment on these securities. Specifically address how you considered your inability to direct the purchase or sale of the underlying securities that are held by the mutual fund itself in determining your ability to project a recovery and hold a fund unit until that recovery. If true, please confirm in your future filings that you are considering your holdings in mutual fund units as equity securities for purposes of your impairment analyses.

Response:

We advise the Staff that we consider all our holdings in mutual fund units as equity securities for the purposes of impairment analysis, as described in 6.b. above.

The unrealized loss as at December 31, 2008 relating to mutual funds was EUR 75.6 million.  Of this loss, unrealized loss of EUR 51.2 million relates to mutual funds in an unrealized loss position for less than twelve months and a further EUR 16.8 million relates to mutual funds in an unrealized loss position for just over twelve months (please refer to Appendix IV for a complete list of mutual funds in an unrealized loss position for over twelve months*).

The decline in the fair value of those mutual funds was mainly due to the impact of the global financial and liquidity crisis during the second half of 2008 on the market values of the underlying investments.  Therefore, we expected that this loss would reverse and given that the Company has the intention and ability to hold the underlying securities until recovery (as discussed in 6.b. and 6.e. above), we concluded that this unrealized loss is not “other-than-temporary”.  The subsequent evolution of the fair value of the mutual funds in an unrealized loss position for just over twelve months proved our conclusion to be correct, because as at July 15, 2009 the loss has been reduced from EUR 16.8 million to EUR 12.5 million and as at September 30, 2009 to EUR 4.8 million.

* Confidential treatment requested for Appendices I-IV; the redacted material has been separately filed with the SEC.

Of the remaining unrealized loss of EUR 7.6 million as at December 31, 2008, EUR 7.4 million relates to one mutual fund that has been in a loss position for 33 months.  However, until June 30, 2007 the unrealized loss had been less than 5% of acquisition cost.  The significant decline for the last 18 months to December 31, 2008 was also attributed, in part, to the decline in the fair value of the underlying investments due to the global financial and liquidity crisis during the second half of 2008.  Therefore, we expected that this loss would reverse and, as above, concluded that the loss is not “other-than-temporary”.  The subsequent evolution of the fair value of this mutual fund partially verified our conclusion, because although the fair value recovered, the recovery to date was less than anticipated.  As at July 15, 2009 the loss of EUR 7.4 million has been reduced to EUR 6.4 million and as at September 30, 2009 to EUR 5.5 million.

In future filings we propose to clarify on page F-40 that the impairment consideration for mutual funds is similar to that for equity securities, as follows (new text underlined, deleted text strikethrough): “The impairment of available-for-sale debt and marketable equity securities and mutual fund units is based on …”, and “… financial distress.  Furthermore, most of the~~se~~ investments in equity securities and mutual fund units have been acquired as strategic investments ~~and~~ or with a medium to long term view and the Group has the intent and ability to hold until recovery.”

Note 15: Loans and Allowance for Loan Losses, page F-43

7.                   Please revise future filings to disclose, as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with SFAS 114, the amount of that allowance, and the amount of impaired loans for which there is no allowance for credit losses. Refer to paragraph 20a of SFAS 114.

Response:

We propose to add the following disclosure to our future fillings in Note 15: Loans and allowance for loan losses in our future filings: “Impaired loans for which there is a related allowance for credit loss amount to EUR 1,861,041 thousand at December 31, 2008 and EUR XXX thousand at December 31, 2009.  The allowance related to those loans amount to EUR 1,153,061 thousand and EUR XXX thousand respectively.  Impaired loans for which there is no allowance for credit losses amount to EUR 85,993 thousand at December 31,2008 and EUR XXX thousand at December 31,2009”.

8.                   Please revise future filings to reconcile the amount of allowance for loan losses disclosed in the impaired loans table on page F-45 (EUR 968,294) and F-46 (EUR 1,153,061) to the amount of allowance for loan losses recorded as disclosed in the table at the top of page F-45.

Response:

We propose to add the following disclosure to Note 15: Loans and allowance for loan losses, below the table on page F-45 with the analysis of the change in the allowance for loan losses: “Allowance at end of year includes EUR 79,565 thousand at December 31, 2008 and EUR XXX thousand, which relates to allowance for loan losses on performing loan portfolio”.

Note 36: Fair Value of Financial Instruments, page F-72

9.                   Please revise future filings to disclose the information required by paragraph 33 of SFAS 157. Paragraph A36 of SFAS 157 presents an example of the information required to be disclosed.

Response:

We acknowledge that paragraph 33 of SFAS 157 refers to “assets and liabilities that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition (for example, impaired assets)”.  We advise the Staff that during 2008 the only such fair value measurements that the Company recorded relate to goodwill of net total carrying amount EUR 24,709 thousand (net of EUR 4,585 thousand impairment charge).  This amount represents 0.73% of the total amount of goodwill recorded on the Company’s balance sheet and 0.02% of the Company’s total assets at December 31 2008, which was deemed not qualitatively or quantitatively material.  We advise the Staff that should the amounts measured at fair value on a nonrecurring basis become material in future periods, we will disclose the information required by paragraph 33 of SFAS 157.

In connection with our response above, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information, please contact Mr. Ioannis Kyriakopoulos on + 30 210 369 5701.

Yours sincerely,

/s/ Anthimos Thomopoulos

Anthimos Thomopoulos
Chief Financial Officer and Chief Operations Officer
National Bank of Greece

Copy:	Nikolaos C. Sofianos
Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Xenia Kazoli
Allen & Overy

Appendix I:	Available for sale equity securities in an unrealized loss position as at December 31, 2008

Confidential treatment requested and the redacted material has been separately filed with the SEC.

Appendix II:	Available for sale mutual fund units held by NBG Group in an unrealized loss position as at December 31, 2008

Confidential treatment requested and the redacted material has been separately filed with the SEC.

Appendix III:	Impairment analysis for the equity securities that have been in an unrealized loss position for over 12 months as at December 31, 2008

Confidential treatment requested and the redacted material has been separately filed with the SEC.

Appendix IV:	Mutual funds that have been in an unrealized loss position for over 12 months as at December 31, 2008

Confidential treatment requested and the redacted material has been separately filed with the SEC.